UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

U.S.B. Holding Co., Inc.
_________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_________________________________________________________________
(Title of Class of Securities)

902910108
_________________________________________________________________
(CUSIP Number)

January 1, 2008
_________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) EIN No. 36-3197969
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization Organized under the laws of New York.
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	None (see Item 4)
	6	Shared Voting Power	None (see Item 4)
	7	Sole Dispositive Power	None (see Item 4)
	8	Shared Dispositive Power	None (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person None (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) None (see Item 4)
12	Type of Reporting Person (See Instructions) EP

 CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catherine Martini
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	None (see Item 4)
	6	Shared Voting Power	None (see Item 4)
	7	Sole Dispositive Power	None (see Item 4)
	8	Shared Dispositive Power	None (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person None (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) None (see Item 4)
12	Type of Reporting Person (See Instructions) IN

 CUSIP No.  902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Tedesco
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __________ (b) __________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	None (see Item 4)
	6	Shared Voting Power	None (see Item 4)
	7	Sole Dispositive Power	None (see Item 4)
	8	Shared Dispositive Power	None (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person None (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) None (see Item 4)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)   Name of Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), issued by U.S.B. Holding Co., Inc. (the “Company”).

(b)   Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

Item 2.

(a)   Name of Person Filing

This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the “Plan”) as a qualified employee benefit plan under Rule 13d-1(b)(1) and by Catherine Martini and Michael Tedesco, each individually and in his or her capacity as a trustee of the Plan (collectively referred to as the “Trustees”). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

(b)   Address of Principal Business Office or, if none, Residence

The principal business address of each of the Plan and the Trustees is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

(c)   Citizenship

The Plan is organized under the laws of New York State. Each of the Trustees is a citizen of the United States.

(d)   Title of Class of Securities

The title of the class of securities to which this report relates is Common Stock.

(e)   CUSIP Number

The CUSIP number of the Common Stock is 902910108.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)           [     ]           Broker or dealer registered under Section 15 of the Exchange Act;

(b)           [     ]           Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)           [     ]           Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)           [     ]           Investment company registered under Section 8 of the Investment Company Act;

(e)           [     ]           An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)           [ X ]           An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)          [     ]           A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)          [     ]           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)           [     ]           A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)           [     ]           Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

To the extent that this filing relates to Ms. Martini and Mr. Tedesco, each individually and not in his or her capacity as a Trustee of the Plan, this statement is filed pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership

On January 1, 2008, all of outstanding Common Stock was acquired, directly or indirectly, by KeyCorp and all outstanding options to purchase Common Stock were converted into either options to purchase KeyCorp Common Stock or the right to a cash payment equal to the amount (of any) of the option’s in-the-money value. As a result, each reporting person ceased to beneficially own any Common Stock on January 1, 2008.

(a)   Amount Beneficially Owned:

(b)   Percent of Class: None

(c)   Number of shares as to which such person has:

(i)          sole power to vote or to direct the vote: None

(ii)         shared power to vote or direct the vote: None

(iii)        sole power to dispose or to direct the disposition of: None

(iv)         shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)

/s/ Catherine Martini
Catherine Martini, Trustee

/s/ Michael Tedesco
Michael Tedesco, Trustee

/s/ Catherine Martini
Catherine Martini, Individually

/s/ Michael Tedesco
Michael Tedesco, Individually